Exhibit 99.2

LATTICE
SEMICONDUCTOR

4Q / Full Year 2015 Earnings Call

LATTICE
SEMICONDUCTOR™

FEBRUARY 2016

Safe Harbor

This presentation contains forward-looking statements that involve estimates, assumptions, risks and uncertainties, including statements relating to our belief that in 2016 we will grow our markets, achieve revenue synergies and execute to 20% operating income, statements relating to Q1 2016 and Fy 2016 Financial Guidance including expected revenue, gross margin, total operating expenses, restructuring charges and acquisition related charges, and our belief that we remain well positioned for growth in 2016.

Factors that may cause actual results to differ materially from the forward-looking statements in this presentation include global economic uncertainty, overall semiconductor market conditions, market acceptance and demand for our new and existing products, the Company's dependencies on its silicon wafer suppliers, the impact of competitive products and pricing, technological and product development risks, the risk that we will fail to achieve the anticipated benefits and synergies of the Silicon Image transaction, and the risk of disruptions to our business, operations or relationships with customers, employees, and other third parties in connection with the transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to our overall business, including those risks more fully described in Lattice's filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015 and quarterly filings.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. The Company does not intend to update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Lattice Semiconductor

Q4 / FY 2015 Summary

	GAAP				NON-GAAP			
	Q3 2015	Q4 2015	FY 2014	FY 2015	Q3 2015	Q4 2015	FY 2014	FY 2015
Revenue	109.7	101.2	366.1	406.0	110.1	101.3	366.1	411.2
Gross Margin %	54.5%	53.5%	56.3%	54.2%	55.7%	54.6%	56.5%	56.2%
OPEX	77.8	90.6	164.6	327.1	57.6	51.9	149.6	218.3
OP INC (loss)	(18.0)	(36.4)	41.6	(107.2)	3.6	3.4	57.4	12.8
OP INC %	(16.4%)	(36.0%)	11.4%	(26.4%)	3.3%	3.4%	15.7%	3.1%
EPS (diluted)	(0.21)	(0.38)	0.40	(1.36)	(0.04)	(0.04)	0.47	(0.13)

- Q4 GAAP and Non-GAAP Revenue and Non-GAAP gross margin were below guidance due primarily to a delay in payment related to a $7 million IP sale. We anticipate this is only a timing issue and revenue will be recognized when payments are received

- FY 2015 GAAP and Non-GAAP revenue were higher due to the addition of Image Products and Licensing revenue, which was offset by macro weakness that impacted our largest Consumer and Communications customers. Revenue in our Industrial market was up modestly led by strength in Asia

- We leave the year having actioned $49M in synergy related savings and an additional reduction in headcount of 13%. We are positioned to achieve 20% OPINC as we exit 2016.

[3]

Lattice Semiconductor

LSCC + SIMG






VIDEO
is THE killer application





Lattice Semiconductor

Where Lattice Wins and Grows

Breadth and capabilities of our technology gives us access to a large range of end markets

	Communications	Industrial	Consumer		
Offering	▪ Mid-Range FPGA ▪ Low Density PLD	▪ Mid-Range FPGA ▪ Low Density PLD	▪ Ultra Low Density PLD ▪ Low Density PLD	MHL / HDMI	60 GHz
Description	Products used throughout communications infrastructure	Diverse product use given fragmented market with a broad range of applications	Products used in a range of consumer applications, primarily focused on size and power usage	Mobile AV interface standard allowing connectivity between mobile device and HD displays	Wireless frequency used in both short-range and wider area applications
Lattice Brands	▪ LatticeECP 2M, 3, 5 ▪ MachXO ▪ MachXO2 ▪ MachXO3 ▪ 5G Backhaul	▪ LatticeECP ▪ MachXO ▪ MachXO2 ▪ MachXO3 ▪ HDMI ▪ EDP	▪ ispMach 4000ZE ▪ MachXO2 ▪ iCE40	▪ MHL ▪ SuperMHL ▪ HDMI ▪ EDP ▪ USB Type-C	▪ SNAP ▪ WiGig ▪ WiHD
Growth Trajectory	Growth	Growth	Growth	Harvest	Hyper-Growth
Growth Drivers	▪ Enhanced bandwidth demand ▪ Mobile data traffic increase ▪ Rapid transition to cloud-based infrastructures	▪ Proliferation of sensors ▪ Expanding automation ▪ Connected manufacturing facilities ▪ Improved machine vision analytics ▪ Virtual reality	▪ Connected devices ▪ Use of wearables and need for low power chips ▪ Declining price points	▪ Mobile phone connectivity / data exchange	▪ Nascent technologies with significant addressable markets, however adoption cycle is key consideration

Lattice Semiconductor

Where Lattice Wins & Grows:
Consumer

FPGAs
Multiple interfaces and controls and
potential wireless camera solution (Drones)



mmWave
Allows for interference & wire free
connected appliances and mobile devices



HDMI & MHL
Support 8K video for
amazing images



FPGAs
Provide always-on, low power and a very
small form factor which are rich in I/Os



Lattice's proprietary solutions help customers get products to market faster with cost
savings only our re-programmability FPGAs can provide

Where Lattice Wins & Grows:
Communications & Computing



60 GHz BACKHAUL
Beam-steering technology will make point-to-point links lighter, cheaper, lower power and easier to install, enabling backhaul at wireless fiber data rates



5G
Connect anything to everything at ever-higher data rates



Lattice's FPGAs
Flexible FPGAs allow custom controls to enable our customer's solutions



Lattice's FPGAs
Optimized for IO expansion, acceleration and hardware management

Our FPGAs are low power, which reduces operating costs; small form factor, which enables higher functional density in less space; and IO rich, allowing for more connections with system ASICs and ASSPs

Where Lattice Wins & Grows:
Industrial & Automotive

HUMAN MACHINE INTERFACE and DISPLAY
Easily connect, process and display


HD VIDEO
High definition eyes for surveillance and to help you control the process


INDUSTRIAL HANDHELD
Our mmWave modules eliminate the clutter of wires


Lattice's competitive advantage in the Industrial and Automotive markets runs deep

Image + FPGA Combinations



Virtual Reality Headset



mmWave Backhaul



Digital Signage / Simple Monitor



4G Based Live TV / Android TV Box



HetNet



Tablet / Smartphone Video Connectivity

Lattice Semiconductor

Execution is Key
Lattice 2016 Strategic Plan



GROW
In our Markets



REVENUE
Achieve Revenue
Synergies



20%
Execute to 20% OPINC

Lattice Semiconductor

Q4 2015 Financial Highlights

Q4 2015 Revenue was $101.2 million on a GAAP basis and $101.3 million on a non-GAAP basis.

- Did not receive a contractually required payment for the sale of certain IP and were unable to recognize the revenue as expected. We expect to receive payments and recognize $7 million in revenue when payments are received.

Q4 2015 Gross margin was 53.5% on a GAAP basis and 54.6% on a non-GAAP basis.

- Improved mix and sell-through of previously reserved product was more than offset by period costs, the effects of lower manufacturing volume and certain Q3 scrap recovery which did not occur in Q4.
- The increase in period costs includes costs associated with ramping dual source Fab and Backend capability.

Q4 2015 Non-GAAP operating expenses were $51.9 million excluding:

- $3.5 million in restructuring charges
- $0.4 million in acquisition related charges
- $8.8 million in amortization of acquired intangible assets
- $21.7 million in impairment of goodwill and intangible assets
- $4.4 million in stock-based compensation expense

Q4 2015 net loss of $0.38 per basic and diluted share on a GAAP basis, and $0.04 per basis and diluted share on a non-GAAP basis

Non-GAAP Revenue ($M)


$120
$90
$60
$30
$0
83.6
90.4
109.4
110.1
101.3
4Q14
1Q15
2Q15
3Q15
4Q15

Non-GAAP Gross Margin (%)


% 60
% 50
% 40
55.6
57.8
56.9
55.7
54.6
4Q14
1Q15
2Q15
3Q15
4Q15

Non-GAAP OPEX ($M)


$60
$40
$20
$0
37.8
45.6
63.2
57.6
51.9
SIMG Acquisition Integration
4Q14
1Q15
2Q15
3Q15
4Q15

FY 2015 Financial Highlights

FY 2015 Revenue was $406.0 million on a GAAP basis and $411.2 million on a non-GAAP basis.

FY 2015 Gross margin was 54.2% on a GAAP basis and 56.2% on a non-GAAP basis.
- Includes charges associated with ramping a dual source 40nm Fab and Backend capability.

FY 2015 Non-GAAP operating expenses were $218.3 million, excluding:
- $19.2 million in restructuring charges
- $22.5 million in acquisition related charges
- $29.6 million in amortization of acquired intangible assets
- $21.7 million in impairment of goodwill and intangible assets
- $15.9 million in stock-based compensation expense

FY 2015 net loss of $1.36 per basic and diluted share on a GAAP basis, and $0.13 per basis and diluted share on a non-GAAP basis.

Focused on optimizing our operational spending at a lower stabilized revenue run rate to generate appropriate free cash flow & enhanced shareholder value.







Q1/ FY 2016 Financial Guidance

	Q1 2016	**FY 2016**
Revenue (Non-GAAP)	Approx. $95M to $101M	Approx. $460M to $470M
Gross Margin % (Non-GAAP)	Approx. 56.0% +/− 2%	Approx. 56.0% +/− 2%
OPEX* (Non-GAAP)	Approx. $49.6 Million +/− 3%	Approx. $175 Million +/− 3%
Restructuring Charges	Approx. $2.1 Million	Approx. $2.8 Million
Acquisition Related Charges**	Approx. $8.9 Million	Approx. $35.8 Million

* Excluding acquisition or restructuring related charges

**Acquisition related charges include amortization of acquired intangible assets

Lattice Semiconductor

Summary

Q4 came in as expected, excluding the negative impact due primarily to a delay in payment related to an IP sale. Expect Q1 will represent a low point for 2016.

Positive impact of major transformational moves in 2015 has been offset by continued macro weakness.

Lattice remains well positioned for growth in the second half of 2016, led by a strong design win pipeline for our key markets: Consumer, Communications and Industrial.

The Company remains focused on the execution of our multi-year business strategy, anchored by a strong product roadmap.

We are dedicated to optimizing our operational spending at a lower stabilized revenue run rate to generate appropriate free cash flow and drive enhanced shareholder value.